

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2022

Johnny Cheng
Chief Financial Officer
HUTCHMED (China) Ltd
Level 18, The Metropolis Tower
10 Metropolis Drive
Hunghom, Kowloon
Hong Kong

> **Re: HUTCHMED (China) Ltd**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Filed June 8, 2022**
> **File No. 001-37710**

Dear Mr. Cheng:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Life Sciences